Exhibit 99.1

Borr Drilling Limited – CFO Resigns

Borr Drilling Limited (the “Company”) announces that Rune Magnus Lundetræ will step down from his position as Chief Financial Officer. Mr. Lundetræ, who has been with the Company since 2016, will continue in his position while the Company finds a replacement.

Commenting, the Board said “Rune Magnus has been key to the development and success of the Company since its incorporation. We thank him for his valuable contributions and wish him every success in the future.”

Hamilton, Bermuda
November 6, 2019

Questions should be directed to:
Svend Anton Maier: Chief Executive Officer, Borr Drilling Management, +47 41427129

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act. and the disclosure requirements set out in section 3-2 (1) no. 8 of the Continuing Obligations for listed companies at Oslo Stock Exchange.